PACIFIC CONTINENTAL CORPORATION

111 W 7th Ave, Suite 100

Eugene, Oregon 97401

June 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Post-Effective Amendment No. 1 to Registration
Statement on Form S-3 (File No. 333-210550)

Ladies and Gentlemen:

In accordance with Rule 477(a) under the Securities Act of 1933, as amended, Pacific Continental Corporation hereby requests the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement referred to above (the “Registration Statement”), which Registration Statement was declared effective by the Securities and Exchange Commission on May 16, 2016.

The Post-Effective Amendment No. 1 was erroneously filed with the Securities and Exchange Commission on June 20, 2016, for the purpose of filing a Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939 (“Form T-1”), of Wells Fargo Bank, National Association, as Trustee under the Indenture, as an Exhibit to the Registration Statement. The Form T-1 of Wells Fargo Bank, National Association, was properly filed later that same day (June 20, 2016) as an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2). Consequently, Pacific Continental Corporation hereby requests the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement.

Very truly yours,

Pacific Continental Corporation

By:	/s/ Richard Sawyer
Name:	Richard Sawyer
Title:	Chief Financial Officer